NEWS RELEASE
Kelso Technologies Inc.	August 13, 2025

Kelso Technologies Inc. Announces Director Retirement

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. (TSX: KLS) ("Kelso" or the "Company") announces that Lead Director Paul Cass will retire from the Board of Directors on August 31, 2025. Independent Director Jesse Crews will assume the role of Lead Director starting September 1st, 2025. The company and the board are pleased to appoint Sameer Uplenchwar, CFO to the newly vacant seat of the Kelso Board.

"Paul Cass has been a friend and mentor for the duration of my tenure at Kelso," says Frank Busch, President & CEO. "Paul's attention to detail and gentle wisdom has guided the company though challenging times. We all wish Paul the very best in the next stage of his life's journey."

Mr. Cass served on the board in various capacities for approximately ten years, including as Chair of the Audit Committee, Chair of the Compensation Committee and as Lead Director. Paul held many executive positions throughout his career including as COO of WhiteWater West Industries, Ltd and VP & COO of Ballard Power Systems Inc. His vast knowledge of manufacturing systems and processes have been a great asset to Kelso.

"Paul will certainly be missed at the board room table," says Laura Roach, Chair of the Corporate Governance & Nominating Committee. "His composed attitude and unwavering professionalism consistently ensured operations proceeded seamlessly and effectively. I think everyone who served with Paul learned something from him and grew both personally and professionally as a result."

Independent Director Jesse Crews has accepted the appointment of Lead Director of the Company. Mr. Crews has extensive experience in the rail industry including having served as CEO of GATX Capital, and CIO of Trinity Rail Leasing Corporation. He has been an Independent Director of Kelso Technologies Inc. since 2018.

"Kelso is at a significant turning point in our corporate history," says Mr Crews. "We have a long climb ahead to rebuild shareholder value and grow the company. I believe we have the right team in place to achieve our goals. I am grateful for the confidence the board has placed in me and look forward to my new role."

Kelso Technologies Inc. welcomes the addition of Sameer Uplenchwar to the Board. We express our gratitude to Mr. Cass for his extensive, dedicated, and faithful contributions to the organization and its stakeholders. We extend our best wishes for a well-earned retirement.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and other transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch

President & Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new Lead Director will seamlessly transition into the new role; that the leadership team can rebuild shareholder value and grow the company; and that our new director will enhance governance of the board of directors through his finance and business experience. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail industry including high interest rates, tariffs, inflation and supply chain issues may reduce, postpone or cancel business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch President & Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2025-08-13 Kelso Lead Director Retirement	2